VIA EDGAR July 19, 2017	76 Rahima Moosa Street, Newtown 2001 PO Box 62117, Marshalltown 2107, South Africa Tel: +27 (0) 11 637 6000 Fax: +27 (0) 11 637 6624 Website: www.anglogoldashanti.com

Mr. J Parker

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporate Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

United States of America

Re:	COMMENT LETTER – ANGLOGOLD ASHANTI LIMITED ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2016 FILED ON MARCH 31, 2017 – FILE NO. 001 - 14846

Response to the Securities and Exchange Commission comment letter dated July 5, 2017

Dear Mr. Parker,

We, AngloGold Ashanti Limited, a company incorporated under the laws of the Republic of South Africa (“AngloGold Ashanti” or “AGA”), are pleased to respond to the comments received from the Staff of the Securities and Exchange Commission (the “SEC”) in its comment letter dated July 5, 2017, with respect to our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (the “20-F”).

To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold text below and have provided our responses immediately following the numbered comments.

Form 20-F for the Fiscal Year Ended December 31, 2016

External reviews of Mineral Resource and Ore Reserve Statement, page 115

1.	We note your disclosure of external reviews for your South African - Surface Operations, AGA Mineração – Córrego do Sítio, and your Sadiola properties. Please forward to our engineer as supplemental information and not as part of your filing copies of the requested engineering or geological reports, as required by Industry Guide 7(c).

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF file and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

AngloGold Ashanti Limited

Reg No: 1944/017354/06

Directors: SM Pityana (Chairman)    S Venkatakrishnan (British/Indian) (Chief Executive Officer)    KC Ramon (Chief Financial Officer)
R Gasant    AH Garner (American)    DL Hodgson    NP January-Bardill    MJ Kirkwood (British)    MDC Richter (American/Panamanian)
RJ Ruston (Australian)    SV Zilwa Group General Counsel and Company Secretary: ME Sanz Perez

In accordance with your request we have forwarded to your engineer under separate cover the following reports in an Adobe PDF file:

•	South African – Surface operations prepared by AMEC Foster Wheeler dated 2 February 2017

•	AGA Mineração – Córrego do Sítio prepared by Optiro (Pty) Limited dated 8 January 2017

•	Sadiola Sulphide project prepared by IAMGOLD Corporation, G Mining Services and Snowden Mining Industry Consultants dated 15 March 2016.

Should your engineer require further information Mr. Vaughan Chamberlain, Chairman of our Mineral Reserves and Resources Committee may be contacted by email at vchamberlain@anglogoldashanti.com or by phone at +27 11 637 6503.

Notes to Consolidated Financial Statements

Note 1. Accounting Policies, page F-6

2.	You state that IFRS 15 will likely affect future financial reporting; however in the next sentence you also disclose it is unlikely to have a significant impact on the timing or amount of the group’s revenue recognition. Please clarify the possible impact that application of IFRS 15 will have on your financial statements. To the extent you are unable to reasonably estimate the impact of adoption, describe transition method, the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of IFRS 15 is expected to have on your financial statements, please also disclose such amounts. Please refer to paragraph 30 of lAS 8.

In determining our disclosures for the year ended 31 December 2016, we considered the requirement of IAS 8, paragraph 30 read in conjunction with IAS 1 paragraph 31.

AGA is required to apply IFRS 15 for annual reporting periods beginning on or after 1 January 2018.

As at 31 December 2016, the Company was still analyzing the various types of transactions that the group undertakes. AGA does not sell products based on multiple-element arrangements and does not sell products on a provisional or variable pricing basis and thus concluded, that the new standard is “unlikely” to have a significant impact on AGA revenue recognition timing or amount.

Currently AGA discloses revenue on the face of the income statement. Revenue comprises of Gold Income, By-products, Royalties received and interest income as disclosed in Note 3. AngloGold Ashanti records the revenue from the sale of by-products as a reduction of “Cost of sales” within the consolidated statement of income thus by-product revenue is offset against cost of sales when calculating gross profit.

On adoption of IFRS 15, AGA will disclose revenue from all product sales in a single line item, Revenue from product sales, on the face of the income statement. Revenue from product sales will include Gold Income as well as revenue from the sale of by-products. Revenue from product sales will not include royalty income and interest income, as these sources of income are not derived from contracts with customers.

The adoption of IFRS 15 as described above will therefore require a reclassification of by-product revenue from Cost of Sales to Revenue from product sales.

We therefore concluded and disclosed that at 31 December 2016, on page F-6, that the adoption of IFRS 15 will likely affect future financial reporting (presentation), but it would be unlikely to have a significant impact on the timing or amount of the group’s revenue recognition (recognition).

As we have now completed our assessment of the consequences of adopting IFRS 15, we intend to provide the disclosure below indicating the effects for the year ended 31 December 2016 as well as the interim comparative periods, in our interim report for the six months ended 30 June 2017, which is due for release on or about 21 August 2017.

The group has assessed IFRS 15 and concluded that it does not sell product based on multiple-element arrangements and it does not sell product on a provisional or variable pricing basis and as such the new standard does not have a significant impact on the timing or amount of the group’s revenue recognition. The adoption of IFRS 15 will result in the recognition of by-product revenue in Revenue from product sales. Revenue from product sales includes Gold Income and by product revenue. This change in classification results in a consequential increase in cost of sales, and therefore will not have an impact on previously reported Gross profit.

As currently reported:

	December 2016	June 2016
	$ m	$ m
Revenue	4,254	2,041

Gold income	4,085	1,960
Cost of sales	(3,264)	(1,501)
Gain on non-hedge derivatives and other commodity contracts	19	(30)

Gross profit	840	429

By-products revenue for the year ended December 2016 of $138m and the six months ended June 2016 of $69m is included in the revenue line, but is offset and thus reduces cost of sales in the detailed income statement.

Accordingly the detailed income statement would be restated for the effects of adopting IFRS 15 as follows:

	December 2016	June 2016
	$ m	$m
Revenue	4,254	2,041

Revenue from product sales	4,223	2,029
Cost of sales	(3,402)	(1,570)
Gain on non-hedge derivatives and other commodity contracts	19	(30)

Gross profit	840	429

We will provide in our Form 20-F for the year ending 31 December 2017 similar disclosures showing the effects for the adoption of IFRS 15, on 1 January 2018, for the years ended 31 December 2017, 2016 and 2015 within our accounting policies note.

General

As customary, we have discussed the contents of our response with our auditors, Ernst & Young Inc., South Africa.

If you have any questions, please contact me at +27 11 637 6902 or Mr. Wickus Botha of Ernst & Young Inc. at +27 11 772 3386.

Yours sincerely,

/s/ C Ramon

Ms. KC Ramon

Chief Financial Officer

AngloGold Ashanti Limited

cc:

Mr. Wickus Botha, Ernst & Young Inc., 102 Rivonia Road, Sandton, South Africa

Mr. George Stephanakis, Cravath, Swaine & Moore LLP, CityPoint, One Ropemaker Street, London EC2Y 9HR, United Kingdom

Ms. Maria Sanz, Group General Counsel and Company Secretary, AngloGold Ashanti Limited, 76 Rahima Moosa Street, Johannesburg, South Africa

Ms. Meroonisha Kerber, Chief Accounting Officer, AngloGold Ashanti Limited, 76 Rahima Moosa Street, Johannesburg, South Africa